Exhibit 99.1

NYSE: ATV INVESTOR PRESENTATION June 2019

2 SAFE HARBOR STATEMENT This presentation contains forward - looking statements. These statements constitute “forward - looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward - looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward - looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward - looking statement as a result of new information, future events, or otherwise, except as required by law. NYSE: ATV

3 OVERVIEW • Acorn International builds consumer brands and sells products direct to consumers in China • Principal focus on e - commerce channel • 20+ year history as a leading direct to consumer, marketing and branding company in China • Harnesses the convergence of social media, content consumption and e - commerce in China Ticker (NYSE) ATV Price (5/31/2019) $26.61 52 Week Range $13.50 Market Cap $68.7 M Average Daily Trading (30 day) ~5,000 American Depositary Shares (ADS) Outstanding* 2.5 M Float 15 - 20% Cash (3/31/2019) $18 M Revenue - FY 12/31/2018 / Q1 2019 $28 M / $9.2 M MARKET DATA NYSE: ATV * Ratio to common shares is 20:1

4 INVESTMENT HIGHLIGHTS NYSE: ATV • Asset - light e - commerce business model spurring high - margin , profitable revenue growth • Achieved operating profitability for FY 2018, first time in recent history • Targeting key consumer trends in China to drive revenue growth • Strong balance sheet and streamlined operations following turnaround in 2015 • NYSE listed, fully compliant, with audits conducted by top tier international accounting firm, Grant Thornton • Highly experienced and pedigreed management team and Board of Directors with strong reputations and commitment to transparency and integrity • Recently instituted new dividend policy of $0.25 per ADS per quarter

5 EXPERIENCED MANAGEMENT TEAM NYSE: ATV Robert W. Roche Co - Founder and Executive Chairman • Co - founder and Executive Chairman of Acorn ; Chairman of Board of Directors . • Founder and President of Roche Enterprises, a dynamic, global company with over 40 businesses in its portfolio that have generated more than $ 1 billion in enterprise value . • Co - founder, Executive Chairman and President Oaklawn Marketing, a leading direct marketing business in Japan . • Appointed by President Obama to United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations and served from 2010 to 2014 . • Extensive philanthropic work in the U . S . and China in the areas of education, international relations, and sustainability . • Earned bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 , and J . D . degree from the University of Denver in 1988 . Jacob A. Fisch President and Chief Executive Officer • Senior Advisor to Acorn from April 2014 before appointment to current positions in October, 2017 . • Previously held top executive roles with publicly - listed, global supply chain manager and consumer products giant Li & Fung Limited, 2006 - 2010 and then with its controlling shareholder, the Fung Group, 2010 - 2012 , as Director of Corporate Development for the Fung Group, and Senior Vice President – General Counsel for Li & Fung Limited, member of core leadership team and global head of Legal responsible for Li & Fung’s then over 80 offices in over 40 countries . • Started career practicing law at leading international law firms in New York City, Hong Kong and Shanghai . • Earned J . D . from Harvard Law School and B . A . from Columbia University . Martin Key Acting Chief Financial Officer • Previously held a variety of finance leadership roles in both China and the U . S . • Engaged by Roche Enterprises, Inc . and currently also serves as CFO of Cachet Hotel & Resorts . • Serving Acorn as part of the establishment of the Roche Enterprises Shared Services Center . Mr . Key will provide services as CFO to both Acorn and Cachet Hotel & Resorts . Jan Lu Vice President – Business Operations • Appointed Vice President – Business Operations in April 2016 , responsible for supporting the day - to - day operations of the business, focusing, in particular, on driving the growth of Acorn’s brands, media and content divisions, after serving as Acorn’s General Manager – Media and Creative from September 2015 . • Background includes experience in operations, business development (deal sourcing and execution) and government relations in China . • Prior to joining Acorn, Vice President at Cachet Hotel & Resorts, focused on Operations and Business Development from July 2013 to May 2015 . • Previously Junior Partner and General Manager, David Laris Creates (DLC), August 2008 - June 2013 , a Food & Beverage consultancy company, focusing on licensing, project management, and the operation of DLC, as well as various restaurants DLC invested in or managed . • Earned a degree in International Finance, Zhongnan University of Economics and Law .

6 BLUE CHIP BOARD OF DIRECTORS NYSE: ATV Robert W. Roche Chairman, Board of Directors • Co - founder and Executive Chairman of Acorn ; Chairman of Board of Directors . • Founder and President of Roche Enterprises, a dynamic, global company with over 40 businesses in its portfolio that have generated more than $ 1 billion in enterprise value . • Co - founder, Executive Chairman and President Oaklawn Marketing, a leading direct marketing business in Japan • Appointed by President Obama to United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations and served from 2010 to 2014 . • Extensive philanthropic work in the U . S . and China in the areas of education, international relations, and sustainability . • Earned bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 , and J . D . degree from the University of Denver in 1988 . Pierre Cohade , Lead Director • Appointed Director in February 2017 • Additionally serves as Non - Executive Director of Johnson Controls, Deutsche Bank China, and CEAT Tyres Ltd . , one of India’s leading tire manufacturers . • Currently Chairman of IMA Asia in China, a leading peer group forum for CEOs and senior executives located in China . • Previously Chief Executive Officer, Triangle Tyre , China’s largest private tire manufacturer from 2015 to 2016 . • Served as President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011 . Jenny Hseau - Jean Wang Independent Director • Appointed Director in August 2017 . • Has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high - profile multinational organizations . • Past positions include serving as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning ; Vice President, Investment and Business Development, Asia Pacific, Goodyear Tire and Rubber Company in Asia, and in various executive and finance positions for Motorola's Asia operations . Urs Zimmerman Independent Director • Appointed Director in January 2018 . • Brings 12 years of expertise and knowledge gained from working in multiple countries in Asia . • Since April of 2015 has served as Senior Director and Country Head of DKSH China, a leading Swiss Market Expansion Service provider with a strong global brand portfolio focused on Asia . • Previously Country Head and Interim Manager in Thailand for IngenioCorp Co . Ltd . , a logistics and supply chain solutions provider and held various executive roles in Europe, Africa and the Asia - Pacific Region with some of the world's leading logistics and supply chain management and healthcare companies including as Regional CFO Asia in Hong Kong and had the responsibility for business development in several Asian countries . Eric Haibing Wu Independent Director • Appointed D irector in September 2016 . • Over 20 years experience in finance . • Currently CFO of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) s ince 2007 . • Previously worked for PricewaterhouseCoopers in the United States from 2000 to 2006 and later as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007 .

7 HISTORICAL CORPORATE TIMELINE NYSE: ATV 1998 Acorn co - founded by Robert Roche, Executive Chairman 2007 NYSE IPO 2006 - 2014 TV Infomercial Leader 2014 2018 Achieved operating profitability for the first time in recent history Regulation changes in China drive a shift away from Acorn’s historical TV infomercial business model 2015 – 2017 Turnaround with strategic shift to asset - light business model

8 STRATEGIC SHIFT TO ASSET - LIGHT BUSINESS NYSE: ATV • Turnaround and strategic shift in corporate priorities began in mid - 2015 • Strategic shift to asset - light business model • Emphasis on achieving profitable growth • Reigned in operating expenses and consolidated operations • Consolidated online control of Babaka brand • Rationalized distribution channels • Downsized and consolidated call center operations • Consolidated warehouse operations • Significantly reduced headcount • Liquidated non - core assets and investments • Reduced shares held in E - Money Holding Co. Ltd, generated $28.2 million • 32.7 million shares remain on balance sheet, valued at $39.6 million at 3/31/2019 • Sold call centers and other real estate assets in 2015 – 2016, generated a gain of $7.5 million • Sold non - core land assets in 2018, generate d a gain of $32.5 million on proceeds of $47.5 million • Paid $40 million special cash dividend • Sold headquarters building in Shanghai in 2018, generated a gain of $3.8 millio n

NYSE: ATV MISSION STATEMENT Building Brands that bring the best of the world directly to the Chinese consumer 9

NYSE: ATV 10 ACORN INTERNATIONAL TODAY • 20+ year history of delivering to millions of customers throughout China • ~20 million customers in database • Core competencies • Top tier and highly seasoned, local/foreign management team + blue chip board • Track record of building brands into household names • Leading - Edge China Brand Building Model and End - to - End Merchandising capabilities • Highly skilled online media purchasing team to drive growth • Social commerce strategy and AI technology resources • High value content developed by experienced content production team • Full supply chain capabilities from sourcing to last mile delivery • Operates at highest international standards and trusted by global brands to partner for China

NYSE: ATV 11 GROWING MARKET OPPORTUNITY • China is expected to remain one the world’s greatest opportunities for consumer products and services • GDP/capita expected to increase ~40% to $14,000 by 2023* • Consumer upgrade • Growing dominance of e - commerce has changed the way that consumers shop • Social engagement + content creation is driving e - commerce • Emergence and growing influence of KOLs • Expanding local influencer phenomenon as a driver of e - commerce • China’s live streaming users grew to 422 million, 23% y/y growth in 2017, with over 40% viewing live streaming on a daily basis** Convergence of 3 Key Consumer Trends Driving Revenue Growth * https://www.statista.com/statistics/263775/gross - domestic - product - gdp - per - capita - in - china/ ** China Internet Network Information Center (CNNIC)

NYSE: ATV Acorn Entertainment and Acorn Streaming work closely together internally to support Acorn Product Division 12 DIGITAL MEDIA BUSINESS MODEL

NYSE: ATV 13 PROPRIETARY BRANDS: BABAKA • Rapidly growing household brand name in China • Introduced to market in 1997, acquired by Acorn in 2005 • Products include: • Classic posture correction products • New product launches • “Smart” version with mobile app • Massage products • Posture seat • Additional product and brand extensions in development • 2018 sales growth of ~45%; continued in Q1 2019 • Driven by expansion on third - party e - commerce B2C platforms and successful promotion through digital media • Best - selling product in category on Tmall and JD ® ® ®

NYSE: ATV 14 PROPRIETARY BRANDS: ACORN FRESH • Importer of highest quality food from around the world, launched 2018 • With our partners, management of the supply chain from the sea/farm directly to the customer’s table • Core customer base of Chinese mothers, ages 25 – 35, driven to source safe ingredients to feed their families • Supported by Acorn’s extensive background in direct marketing and expertise in social media • Distributed across the largest e - commerce platforms in China plus other niche e - commerce / social commerce platforms • Monthly net revenue more than doubled comparing October and December 2018, growth continued in Q1 2019

NYSE: ATV 15 PROPRIETARY BRANDS: ACORN FRESH Winner of Top E - commerce Store for Retail Excellence on China e - commerce Powerhouse, JD.com in May 2019 Acorn Fresh Products:

NYSE: ATV 16 • Works closely with Acorn Streaming internally to support Product Division through social media management and the creation of digital content • Brings U.S. celebrity & sports talent and brands to China • Helps Western sports and entertainment talent and organizations develop a deep and meaningful impact in the Chinese market • Generates revenue to Acorn through service fees, with the goal of building brands to monetize in a variety of ways, including e - commerce product sales • Recently launched Acorn Key Opinion Leaders, or A - KOL • Harnesses the power of the local influencer phenomenon in China • Facilitates the development of local influencers to optimize their ability to convert Acorn’s content and drive e - commerce product sales ACORN ENTERTAINMENT

NYSE: ATV 17 ACORN STREAMING • Works closely with Acorn Entertainment internally to support Product Division through social media management and the creation of digital content + independent revenue stream through “pay - to - view” model • Primarily focused on live streaming and pre - recorded video content creation • Both “pay - to - view” content and “click - to - buy” models • Focusing on top popular categories: Cooking, sports & fitness, music & dance and language categories • Developing longer episode - oriented, pre - filmed video content in In partnership with State - owned, Shanghai Media Group • Currently streaming across multiple media channels in China

NYSE: ATV 8 NYSE: ATV END - TO - END MERCHANDISING ACROSS CHINA

NYSE: ATV 19 20+ YEARS OF MANAGING VALUE CHAIN PRODUCT SOURCING CUSTOMER SERVICE DELIVERY WAREHOUSE • LOCAL SUPPLIERS • DECADE LONG RELATIONSHIPS • OPTIMIZED WAREHOUSING INFRASTRUCTURE • ONSITE QUALITY CONTROL • SPECIALISTS AND HANDLING SUPERVISORS • PARTNERSHIPS WITH TOP CHINESE LOGISTICS COMPANIES • DELIVERY ACROSS ALL OF CHINA • EXCELLENT CUSTOMER SATISFACTION • 24/7, 365 DAYS OPERATIONS • PRE - SALE & POST - SALES SERVICE • FULL MONEY BACK GUARANTEE End - to - end fully integrated sourcing & logistics operations includes: • Sourcing • Order Processing • Order Fulfilment • Warehouse Management • Customer Service Before & After Sales

NYSE: ATV 20 GROWTH STRATEGY • Sharp focus on building brands and growing e - commerce including: • Selling and expanding proprietary - branded products • Incubating potential new brands through service model • Generating incremental revenue from Acorn Streaming and Acorn Entertainment • Ongoing emphasis on expense management and cash flow generation » Profitable Growth through Multiple Platforms and Product Lines

NYSE: ATV 21 IMPROVING FINANCIAL RESULTS • Achieved operating profitability for the first time in recent history in 2018 • Positive trajectory continuing in 2019 • Q1 2019 revenue growth of 68.5% year - over - year to $9.2 million • Income from continuing operations of $0.5 million vs loss of $(39 thousand) * U NAUDITED

NYSE: ATV 22 STRONG BALANCE SHEET TO SUPPORT GROWTH $000s March 31, 2019* Cash and Equivalents $ 17,482 Other Current Assets 20,306 Total Current Assets 37,788 Available - for - sale Securities 39,607 Other Assets 16,871 Total Assets $ 94,266 Total Current Liabilities 15,724 Other Liabilities 643 Total Liabilities 16,367 Total Equity 77,899 Total Liabilities & Equity $ 94,266 * U NAUDITED

23 KEY TAKEAWAYS NYSE: ATV • Asset - light e - commerce business model spurring high - margin , profitable revenue growth • Achieved operating profitability for FY 2018, first time in recent history • Targeting key consumer trends in China to drive revenue growth • Strong balance sheet and streamlined operations following turnaround in 2015 • NYSE listed, fully compliant, with audits conducted by top tier international accounting firm, Grant Thornton • Highly experienced and pedigreed management team and Board of Directors with strong reputations and commitment to transparency and integrity • Recently instituted new dividend policy of $0.25 per ADS per quarter

THANK YOU 24 NYSE: ATV For Additional Information contact: Jacob Fisch, CEO jake@chinadrtv.com

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